August 18, 2008	Trading Symbol: TSX-V - HNC

Hard Creek Nickel intersects 32 metres of 0.35% Ni and
0.29 g/t Pt + Pd in Cliff Zone

(Vancouver) - Hard Creek Nickel Corp. is pleased to provide analytical results for four exploration diamond drill holes, totaling 915 metres (3,002 feet) from the recently completed exploration drilling program in the "Cliff Zone" at its 100% owned Turnagain Project, located 70 km (43.5 miles) east of Dease Lake in British Columbia.

Drill hole locations can be viewed on a plan map at:
www.hardcreeknickel.com/images-news/2008_08_18_news_map.jpg

"We have been successful at confirming additional Ni-PGE mineralization in the Cliff Zone proximal to that drilled in 2007," said Mark Jarvis, President of Hard Creek Nickel. "Although we haven't been able to confirm continuity yet because the holes are too widely spaced, the extent of the known mineralization within the ultramafic is encouraging. Follow up drilling in 2009 will be designed to confirm continuity and further explore the extent of this exciting new zone."

Holes 08-249, 250 and 253 were drilled in the vicinity of Holes 07-237, 238 and 239 located approximately 2.5 kilometres (1.5 mile) east of the Horsetrail Zone. Hole 08-252 was drilled approximately 400 metres east of the above 2007 drill holes. After several attempts, Hole 08-251 was abandoned as problematic overburden was encountered near the bottom of a steep rock outcrop.

The total nickel values reported in the table below include nickel in both sulphide and non-sulphide minerals.

				Length	Total	Total	Pt**	Pd**	Pt+Pd
Hole #		From (m)	To (m)	(m)	Ni %	Co %	ppb	ppb	ppb

08-249		41.2	44	2.8	0.32	0.018	265	327	592
		92	104	12	0.31	0.029	176	185	361
		170	172	2	0.09	0.010	171	271	442
		180	212	32	0.35	0.025	145	148	293
	incl.	188	196	8	0.52	0.029	155	121	276
		220	228	8	0.33	0.022
		238.2	249.7	11.5	0.29	0.015	121	106	227
	incl.	238.2	244	5.8	0.28	0.014	219	192	411

08-250	No significant results

#1060 – 1090 W. Georgia St. Vancouver, BC V6E 3V7 Tel (604) 681-2300 Fax (604) 681-2310 info@hardcreek.com www.hardcreeknickel.com

08-251	Abandoned

08-252	200	208	8	0.15	0.014	132	150	282
	224	229.8	5.8	0.10	0.011	133	125	258

08-253	129.3	148	18.7	0.23	0.024
	176	180	4	0.17	0.014	168	184	352

Given the limited amount of drilling in these exploration areas, the true widths are not known. Samples for analysis were generally 4 metres in length of split NQ-size core. Reference pulps with known nickel, copper, platinum and palladium values were inserted every 25 core samples and rock blanks inserted every 30 samples to monitor laboratory performance as part of the QC/QA program.

Total nickel and cobalt values were determined by ICP emission spectrometry following four acid digestion of a representative pulp sample. Platinum and palladium values were determined by ICP emission spectrometry following lead-collection fire assay fusion of a 30 gram pulp. All analytical work was conducted by Acme Analytical Laboratories Ltd., an ISO 9001 registered facility, located in Vancouver. IPL, an ISO 9001 registered facility, also located in Vancouver, is carrying out check analyses on ten percent of the samples.

The Turnagain Nickel Project resource has been recently estimated (see June 16, 2008 News Release for details) with a measured and indicated resource of 576 million tonnes grading 0.219% total nickel (0.162% nickel in sulfides) and 0.010% cobalt and an additional inferred resource of 545 million tonnes grading 0.204% total nickel (0.154% nickel in sulphides) and 0.011% cobalt. The sulfide nickel and cobalt grades are based on an analytical procedure employed by Acme Laboratories that consists of a concentrated hydrogen peroxide plus ammonium citrate leaching solution that is believed to be selective at dissolving nickel and cobalt from sulphide mineral species while leaving the nickel and cobalt in silicates undissolved. As a precautionary step all the sulphide nickel grades were assigned a value of zero if the corresponding sulphur assay was less than 0.2% S. Sulphur assays were based on Leco furnace method except for results obtained in 2006 which were ICP analyses. This precaution may cause an underestimation of the nickel resource and could be large enough to be a material impact. However, this approach limits the possibility that an overestimation of the nickel resource has occurred. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

This news release has been reviewed and approved by Neil Froc, P.Eng., a qualified person consistent with NI 43-101. It uses the terms "measured" "indicated" and "inferred" resources. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted to reserves.

On behalf of the Board of Directors of Hard Creek Nickel Corporation

"MARK JARVIS"
MARK JARVIS, President

The TSX Venture Exchange does not accept responsibility for the accuracy or adequacy of this news release.

#1060 – 1090 W. Georgia St. Vancouver, BC V6E 3V7 Tel (604) 681-2300 Fax (604) 681-2310 info@hardcreek.com www.hardcreeknickel.com